40-206A

803-00215
File No. ~~028-04666~~

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of
DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

65 East 55th Street, 19th floor
New York NY 10022

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

Please send all communications to:

Shulamit Leviant, Esq.
Davidson Kempner Capital Management LLC
65 East 55th Street, 19th floor
New York NY 10022

James E. Anderson, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

This Application, including Exhibits, consists of 27 pages
Exhibit Index appears on page 17

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC	APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

I. PRELIMINARY STATEMENT AND INTRODUCTION

Davidson Kempner Capital Management LLC (the "Adviser" or the "Applicant") hereby applies to the Securities and Exchange Commission (the "Commission") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act, to the extent necessary to permit the Adviser to provide investment advisory services for compensation to three government entities within the two-year period following a contribution to a candidate for federal office by a covered associate as described in this Application, subject to the representations and conditions set forth herein (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule") which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to provide investment advisory services for compensation to three government entities within the two-year period following the contribution identified herein to an official of such government entities by a covered associate of the Applicant.

II. STATEMENT OF FACTS

A. The Applicant

The Adviser, Davidson Kempner Capital Management LLC, is a New York limited liability company registered with the Commission as an investment adviser under the Act. The Applicant provides discretionary investment advisory services to private funds with aggregate regulatory assets under management of approximately $19.2 billion at December 31, 2011. One of the private funds for which the Applicant acts as investment adviser is Davidson Kempner Institutional Partners, L.P. (the "Fund"), a fund excluded from the definition of investment company by Section 3(c)(7) of the 1940 Act.

B. The Contributor

The individual who made the campaign contribution that triggered the two-year compensation ban (the "Contribution") is Anthony Yoseloff (the "Contributor"). The Contributor is one of the Adviser's 11 Managing Members and a senior investment professional at the Adviser who has been a manager of one of the Adviser's investment strategies for eight years. The Contributor has a history of making permissible campaign contributions to candidates for federal office who share certain political views with the Official. In 2010, the Contributor and his wife made 22 contributions to federal campaigns, totaling $55,000. In 2011, the Contributor and his wife made 13 contributions to federal campaigns, totaling $40,000. In every case, those contributions were for a minimum of $500. As discussed in detail below, the Contributor failed to appreciate that contributions to federal candidates who held state or local office would trigger the prohibition on compensation under the Rule and were prohibited by the Applicant's policy. He mistakenly viewed his Contribution to the federal campaign of a state office holder as no different from his other, permissible federal contributions.

C. The Government Entities

Three of the investors in the Fund are public pension plans identified as government entities with respect to the State of Ohio. Throughout the application, the three investors are referred to individually as a "Client" and collectively as the "Clients."

D. The Official

The recipient of the Contribution was Joshua Mandel (the "Official"), the Ohio State Treasurer. The investment decisions for each Client are overseen by a board of trustees composed of a combination of individuals elected by the Client's constituents and appointed by elective officials. In the case of one Client, a board member also serves as a result of his or her employment with the Client. The board of trustees of one Client is composed of nine members, while the boards of the other two Clients are composed of 11 members. One member of each Client's board is appointed by the elective official holding the office of Ohio State Treasurer (the "Treasurer Appointee"). Due to this power of appointment, the Ohio State Treasurer is an "official" of each Client. None of the Treasurer Appointees serving at the time of the Contribution were appointed by the Official. Rather, each board member serving in the position reserved for appointment by the Official was appointed by the Official's predecessors.

The Official was elected on November 2, 2010 and took office on January 10, 2011. He is currently campaigning for a U.S. Senate seat from Ohio.

E. The Contribution

The Contribution was given on May 22, 2011 for the amount of $2,500 made out to Citizens for Josh Mandel. The Contributor's wife also made a contribution for the same amount on that day. Although not entitled to vote in the Ohio race for U.S. Senate, the Contributor and his wife did have a legitimate personal interest in the outcome of the campaign given that the Contributor's wife owns a house and grew up in Ohio and has extended family living there. The amount of the Contribution, profile of the candidate and characteristics of the campaign fall squarely within the historical pattern of the Contributor's other political donations and involvement.

The Contributor first heard of Joshua Mandel on May 5, 2011 when the Contributor was initially contacted on behalf of the Official through a fundraising consultant that had successfully solicited contributions for other rising U.S. Senate candidates from the Contributor in the past. The Contributor did not seek out or initiate contact with the Official. The Contributor agreed to meet with the Official at the Contributor's office on May 18, 2011. The lunch meeting lasted approximately one hour and focused on the Official's military service in Iraq and cost-cutting measures at the state level. At no time was there any mention of the Clients, their relationship to the Adviser, or any other existing or prospective investors. There also was no discussion of the Official's appointment powers, influence or responsibilities at the state level involving the investment of state assets or public pension funds. Following the meeting, the Contributor and his wife each contributed $2,500.

The Contributor did not solicit any other persons to make contributions to the Official's campaign, and did not arrange any introductions to potential supporters. On the day of the lunch between the Official and the Contributor, the Executive Managing Member of the Adviser was informed in passing of the Contributor's interest in the Official and his plan to meet with him. The Executive Managing Member did not attend the meeting and did not make a contribution. He subsequently forwarded to the Contributor information obtained from his spouse regarding the Official's legislative record. The Executive Managing Member did not focus on the fact that the Official currently held office at the state level, nor was he informed that the Contribution was eventually made. The Contributor also never informed the Clients or their relationship managers at the Adviser of the Contribution. At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in November 2011.

F. The Investments of Clients with the Adviser

The initial selection process pursuant to which each Client decided to invest with the Adviser began before the Official was elected or the Contribution was made. The Adviser's relationship with one Client ("Client A") dates back to at least October 2007 when it, along with its consultant, began the due diligence process. The initial investment was made in the Fund on July 1, 2008, followed by two additional investments on April 1, 2010 and November 1, 2010. Based on the Adviser's records, the Contributor never presented for, or met with, any of Client A's representatives over the course of the relationship.

The relationship between the Adviser and the second Client ("Client B") began in January 2010 when it visited the Adviser's offices in New York with its consultant for an introductory meeting. The Contributor made a 30 minute presentation on the investment strategy for which he is a manager. He made a similar presentation on the strategy to a larger group of Client B's representatives in May 2010. Client B made its initial investment in the Fund on July 1, 2010 and two additional investments on January 1, 2011 and April 1, 2011. The Contributor had no contact with representatives of Client B apart from the two presentations he made prior to its initial investment.

The Adviser's relationship with the third Client ("Client C") began in September 2010. One of the Adviser's relationship managers knew an individual in Client C's external manager oversight group and, through that relationship and the Adviser's relationship with Client C's consultant, was eventually able to arrange an introductory meeting. The Contributor presented on the investment strategy by videoconference on May 9, 2011. That was his only contact with any representative of Client C. Client C made its first investment in the Fund on October 1, 2011.

The Contributor's role with each of the Clients was limited to making substantive presentations to the Clients' representatives regarding the investment strategy for which he is a manager. The Contributor had no contact with any representative of a Client outside of those presentations, and no contact with any member of a Client's board.

G. <u>The Adviser's Discovery of the Error and Response</u>

The Contribution was discovered by the Adviser's compliance department in the course of compliance testing that included random searches of campaign contribution databases for the names of employees. Within 24 hours of discovering the Contribution on November 2, 2011, the Adviser and Contributor obtained the Official's agreement to return the full Contribution. Checks refunding the full amount of the Contribution and the Contributor's wife's contribution were received on November 14 and 15, 2011, respectively.

After identifying the Contribution, the Adviser established an escrow account for the Clients and deposited an amount equal to the sum of all fees paid to the Adviser and its affiliates, directly or indirectly, with respect to the Clients since May 22, 2011. Additional fees or other compensation accruing in favor of the Adviser and its affiliates continue to be deposited in the escrow account until it is determined whether exemptive relief will be granted to the Adviser. The Adviser promptly notified each Client of the Contribution and resulting two-year prohibition on compensation absent exemptive relief from the Commission. The Adviser told each Client that the fees charged to the Client's capital account in the Fund since the date of the Contribution were being placed in escrow and that, absent exemptive relief from the Commission, those fees would be refunded and no additional fees would be charged prospectively to the Client for the duration of the two-year period.

To prevent other employees from making a similar mistake and contributing to the federal campaigns of state or local office holders, the Adviser modified its pay-to-play policy. Employees are now required to obtain pre-clearance of ***all*** campaign contributions, including contributions to federal campaigns. The same contributions that would have been permissible before this change continue to be permissible and will receive clearance. However, the extension of the pre-clearance requirement to federal campaign contributions will give the Adviser one more opportunity to double check the understanding of its employees before a contribution is made.

H. The Adviser's Pay-to-Play Policies and Procedures

The Adviser's Pay-to-Play Policies and Procedures ("Policy") were adopted and implemented before the Contribution was made. The Policy was initially adopted in August 2009. This was approximately a year before the Rule was adopted. The Policy was adopted within days of the Rule's proposal.

At all times, the Policy has been more restrictive than what was contemplated by the Rule. All contributions to state and local office incumbents and candidates are subject to pre-clearance, not post-contribution reporting, by employees under the Policy. There is no de minimis exception from pre-clearance for small contributions to these state and local officials. All employees of the Adviser are subject to the Policy. Its application is not limited to the Adviser's managing members, executive officers and other "covered associates" under the Rule. The members of each employee's immediate family are also fully subject to the Policy if they live with, or financially depend on, the employee.

The Adviser initially implemented the Policy by providing each employee with a copy. Since that time, the Policy has been circulated annually in the Code of Ethics every employee must review and confirm compliance with each year. In 2011, the Adviser instituted a Political Contribution Questionnaire that all new employees qualifying as "covered associates" of the Adviser will be required to complete regarding all political contributions of any size at any level since March 14, 2011.

In the months following the Rule's implementation with respect to advisers, the Adviser initiated a series of compliance training sessions that included a discussion of the Policy, including reiteration of the need to pre-clear contributions to state or local officials running for federal office. The compliance testing conducted by the Adviser included random testing of campaign contribution databases for the names of employees. As noted above, it was in the course of this testing that the Contribution was discovered by the Adviser's compliance department.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. Each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Clients determined to invest with Applicant and established those advisory relationships on an arms' length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the relationships with the Clients pre-date the Contribution, and that only one Client invested subsequent to the Contribution. Applicant also notes that the influence of the Official is limited to appointing a single member to a board that, in the case of two Clients consist of 11 members, and in the case of the other Client consists of 9 members. Moreover, at the time of the Contribution, the Official had not exercised the appointment power reserved to his State office. Rather, each of the board members serving in the position reserved for appointment by the Treasurer was appointed by the Official's predecessors.

Given the nature of the Rule violation, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with any Client's merit-based process for the selection or retention of advisory services, the interests of the Clients are best served by allowing the Adviser and its Clients to continue their relationship uninterrupted. Causing the Adviser to serve without compensation for a two year period could result in a financial loss that is 3,000 to 4,000 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

Policies and Procedures before the Contribution. The Adviser adopted and implemented the Policy which is fully compliant with, and more rigorous than, the Rule's requirements within days of the Rule's initial proposal by the Commission and substantially before the Rule's adoption or dates for required compliance. The Adviser also performed compliance testing that included random searches of campaign contribution databases for the names of employees.

Actual Knowledge of the Contribution. It is true that actual knowledge of the Contribution at the time of its making could be imputed to the Adviser, given that the Contributor was a Managing Member and the Executive Managing Member was aware of the Contributor's interest in the Official, although not specifically of the fact of the Contribution. At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in November 2011. The Contributor believed he was acting in compliance with the Policy and simply misunderstood its application to state officials running for federal office. In that regard, Applicant notes that the Rule had only been in force for nine weeks at the time of the Contribution.

Adviser's Response After the Contribution. After learning of the Contribution, the Adviser and the Contributor took all available steps to obtain a return of the Contribution and implement additional measures to prevent a future error. Within 24 hours of discovering the Contribution, the Adviser and Contributor had obtained the Official's agreement to return the full Contribution and that of the Contributor's wife. The full amount was subsequently returned. An escrow account was set up for the Clients and all fees charged to the Clients' capital accounts in the Fund since May 22, 2011 were, and continue to be, deposited by the Adviser in the account for immediate return to the Client should an exemptive order not be granted. Pre-clearance was extended to all contributions, including contributions to federal campaigns of non-state and local office holders, to ensure other employees do not make the same mistake as the Contributor.

Status of the Contributor. The Contributor is, and has been at all relevant times, a covered associate of the Adviser. However, his involvement with each Client has been limited to making substantive presentations to the Client's representatives and consultants about the investment strategy the Contributor manages. The Contributor has no contact with any representative of a Client outside of those presentations and no contact with any member of a Client's board.

Timing and Amount of the Contribution. As noted above, the Adviser's relationships with the Clients pre-date the Contribution, and only one Client invested subsequent to the Contribution. The Contribution was consistent with the giving history of the Contributor and his wife.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. The Contributor has a long history of making permissible contributions to federal candidates that share the political views of the Official. The amount of the Contribution, profile of the candidate, and characteristics of the campaign fall squarely within the pattern of the Contributor's other substantial political donations. The Contributor also had a legitimate interest in the outcome of the campaign given that his wife owns a house and grew up in Ohio and has extended family living there.

The Contributor's violation of the Policy and the Rule resulted from his mistaken belief that all contributions to federal campaigns were permissible and exempt from the Policy's pre-clearance requirements. The Contributor simply failed to focus on the fact that the Policy prohibited contributions to federal candidates currently holding state offices. The Contributor never spoke with the Official or anyone else about the authority of the State Treasurer over investment decisions. The Contributor never mentioned the Clients, their relationship to the Adviser, or any other existing or prospective investors to the Official.

Apart from requesting in November 2011 that his Contribution and his wife's contribution be returned, the Contributor's contact with the Official concerning campaign contributions was limited to lunch on May 18, 2011, a brief exchange of emails that same afternoon, and possibly a subsequent phone call confirming his intent to contribute. To the best of his knowledge, the only persons with whom the Contributor discussed this meeting with the Official were the Contributor's wife, a former Managing Member of the

Adviser with whom the Contributor regularly discussed politics, and three friends (none of whom were employed by the Adviser) that had heard, presumably from the Official or the consultant, of the Contributor's interest and either wanted to offer their endorsement of the Official or ask the Contributor's opinion of the Official. As discussed above, the Executive Managing Member also was informed in passing of the Contributor's interest in the Official, but did not focus on the fact that the Official held office at state level. The Contributor never told any prospective or existing investor (including the Clients) or any relationship manager at the Adviser about the Contribution.

Given the difficulty of proving a *quid pro quo* arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or Contributor to influence the selection process. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V. <u>REQUEST FOR ORDER</u>

The Applicant seeks an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to provide investment advisory services for compensation to three government entities within the two-year period following the Contribution identified herein to an official of such government entities by a covered associate of the Applicant.

Conditions. The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client or prospective client for which the Official is an "official" as defined in Rule 206(4)-5(f)(6) until May 22, 2013.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Adviser as of May 22, 2011. The Adviser will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance until May 22, 2013. Copies of the certifications will be maintained by the Adviser in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

4. The Applicant will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Adviser's chief compliance officer to assess compliance by the Adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

5. The Adviser's chief compliance officer will monitor the Adviser's compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, *without limitation*: (a) the Adviser's and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Adviser and the Contributor with each requirement under this Order; (c) compliance by the Adviser with its recordkeeping obligations under this Order; and (d) compliance by the Adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. The Adviser's chief compliance officer will document the frequency and results of such monitoring and testing, and the Adviser will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the terms and conditions set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit A to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit B to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: October 15, 2012

Respectfully submitted,

Davidson Kempner Capital Management LLC

By: ______________________

Shulamit Leviant, Esq.
Managing Member and General Counsel

Exhibit Index

Exhibit A

Authorization

All requirements of the Limited Liability Company Agreement of Davidson Kempner Capital Management LLC have been complied with in connection with the execution and filing of this Application. Davidson Kempner Capital Management LLC, by resolutions duly adopted by its Executive Managing Member as of October 15, 2012 (and attached to this Authorization), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Davidson Kempner Capital Management LLC has caused the undersigned to sign this Application on its behalf in New York City on this 15th day of October, 2012.

Davidson Kempner Capital Management LLC

By: ______________________
Shulamit Leviant
Managing Member and General Counsel

Attest: ______________________
James C. Gange
Managing Director and Chief Compliance Officer

Resolutions of Davidson Kempner Capital Management LLC

The undersigned hereby certifies that he is the Executive Managing Member of Davidson Kempner Capital Management LLC and hereby adopts the following resolutions pursuant to his authority as Executive Managing Member with effect from October 15, 2012.

RESOLVED, that the Managing Members of Davidson Kempner Capital Management LLC (the "Company") be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) thereunder, substantially in the form attached hereto, granting an exemption to the Company from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

FURTHER RESOLVED, that the Managing Members of the Company be, and each of them hereby is, authorized to prepare, execute and cause to be filed any and all amendments to such Application as the Managing Members executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof; and

FURTHER RESOLVED, that the Managing Members of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable.

IN WITNESS WHEREOF, I hereunto set my hand, this 15th day of October, 2012.

By: [signature]
Thomas L. Kempner, Jr.
Executive Managing Member

Exhibit B

Verification

STATE OF NEW YORK)
) ss
COUNTY OF NEW YORK)

The undersigned being duly sworn, deposes and says that she has duly executed the attached Application ("Application") dated October 15, 2012, for and on behalf of Davidson Kempner Capital Management LLC (the "Company"); that she is a Managing Member and the General Counsel of the Company; and that all actions necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that she is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of her knowledge, information, and belief.

Davidson Kempner Capital Management LLC

By: ______________________
Shulamit Leviant
Managing Member and General Counsel

Subscribed and sworn to before me, a Notary Public, this 15th day of October, 2012.

____
Official Seal

MELANIE POSNER
Notary Public, State of New York
No. 02PO6141532
Qualified in New York County
Commission Expires June 3, 2014

My Commission expires June 3, 2014

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "SEC" or "Commission").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "Act").

Applicant: Davidson Kempner Capital Management LLC (the "Adviser" or the "Applicant").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act and Rule 206(4)-5(a)(1) thereunder.

Summary of Application: The Applicant requests an order granting an exemption from the two-year prohibition on compensation imposed by Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to the extent necessary to permit the Adviser to provide investment advisory services for compensation to three government entities within the two-year period following a specified contribution to a candidate for federal office by a covered associate.

Filing Date: The application was filed on October 15, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], 2012, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Commission, 100 F Street, NE, Washington, DC 20549-1090. The Applicant, c/o Shulamit Leviant, 65 East 55th Street, 19th floor, New York New York 10022.

For Further Information Contact: [Sarah Buescher, Branch Chief,, at (202) 551-5192, (Division of Investment Management, Office of Investment Adviser Regulation)].

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Branch.

The Applicant's Representations:

1. Davidson Kempner Capital Management LLC is a New York limited liability company registered with the Commission as an investment adviser under the Act. One of the Applicant's discretionary advisory clients is a fund excluded from the definition of an investment company by Section 3(c)(7) of the Investment Company Act of 1940 (the "Fund").

2. Three of the investors in the Fund are public pension plans identified as government entities with respect to the State of Ohio (each, a "Client"). The investment decisions for each Client are overseen by a board of nine to 11 trustees that includes one individual appointed by the Ohio State Treasurer. Due to this power of appointment, the Ohio State Treasurer is an "official" of each Client.

3. A contribution was made to the federal senate campaign of the Ohio State Treasurer, Joshua Mandel (the "Official"), by one of the Adviser's 11 managing members, Anthony Yoseloff (the "Contributor"), on May 22, 2011 in the amount of $2,500 (the "Contribution"). Apart from writing that check (and subsequently requesting its return), the Contributor's only interaction with the Official concerning campaign contributions was limited to lunch on May 18, 2011, a brief exchange of emails that afternoon, and possibly a subsequent telephone call confirming his intent to contribute. The Contributor did not solicit any persons to make contributions to the Official's campaign and did not arrange any introductions to potential supporters. The Executive Managing Member of the Adviser was informed in passing of the Contributor's plan to meet with the Official, but never attended the meeting, never made a contribution, and never learned that the Contributor made the Contribution.

4. Only one of the investments made by the Clients in the Fund occurred after the Contribution. All the Clients began the due diligence process pursuant to which each Client decided to invest with the Adviser before the Official took office or the Contribution was made. The Contributor's contact with the Clients was limited to making substantive presentations to the Client's representatives regarding the investment strategy for which he is a manager. The Contributor had no contact with any representative of a Client outside of those presentations, and no contact with any member of a Client's board. Moreover, at the time of the Contribution, no member of a Client's board had ever been appointed by the Official; the treasurer appointees were all appointed by the Official's predecessors. At no time did any employees of the Adviser other than the Contributor have any knowledge of the Contribution prior to its discovery by the Adviser in November 2011.

5. The Contribution was discovered in the course of compliance testing by the Adviser's compliance department on November 2, 2011. Within 24 hours, the Adviser and the Contributor obtained the Official's agreement to return the full Contribution. An escrow account was established for the Clients and all fees paid from the Clients' capital accounts in the Fund since May 22, 2011 were, and continue to be, deposited in the account for immediate return to the Clients should exemptive relief not

be granted. Each Client was promptly notified of the Contribution and resulting two-year prohibition on compensation absent exemptive relief.

6. The Adviser's Pay-to-Play Policies and Procedures ("Policy") were initially adopted and implemented in August 2009. This was within days of the initial proposal of Rule 206(4)-5 and approximately a year before its adoption. At all times, the Policy has been more restrictive than what was contemplated by the Rule. The Contributor simply failed to appreciate that contributions to federal candidates who held state or local office were prohibited under the Policy, mistakenly viewing his Contribution to the federal campaign of a state office holder as no different from his many other, permissible federal contributions. To prevent other employees from making a similar mistake, the Adviser modified its Policy to require pre-clearance of all campaign contributions, including contributions to federal campaigns.

The Applicant's Legal Analysis:

1. Rule 206(4)-5(a)(1) prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A, and Rule 206(4)-5(e) thereunder, permits the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to Section 206A, and Rule 206(4)-5(e) thereunder, exempting it from the prohibition under Rule 206(4)-5(a)(1) to permit it to provide investment advisory services for compensation to three government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate. The Applicant asserts that the exemption sought is consistent with the protection of investors and the purposes of the Act.

5. The Applicant proposes that the protection of investors is not furthered, but threatened, by withholding compensation as a penalty in the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Clients' merit-based process for the selection and retention of advisory services. The Applicant notes that causing the Adviser to serve without compensation for a two-year period could result in a financial loss that is 3,000 to 4,000 times the amount of the Contribution. If the Adviser is unable or unwilling to absorb a loss of that magnitude, the Clients would be obliged to redeem for the duration of the two years and undertake again the costly process of selecting an alternative investment adviser.

6. The Applicant asserts that the purposes of Section 206(4) and Rule 206(4)-5(a)(1) are fully satisfied without imposition of the two-year prohibition on compensation as penalty for the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Clients' merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. Absent any intent or action by the Adviser or Contributor to influence the selection process, there was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

7. The Applicant states that the other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation. The Applicant proposes the evidence is clear that the Contributor believed he was acting in compliance with the Policy and simply misunderstood its application to state officials running for federal office. In that regard, Applicant notes that the Rule had only been in force for nine weeks at the time of the Contribution.

8. Accordingly, the Applicant respectfully submits that the interests of investors and the purposes of the Act are best served in this instance by allowing the Adviser and its Clients to continue their relationship uninterrupted in the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with any Client's merit-based process for the selection or retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Applicant's Conditions:

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client or prospective client for which the Official is an "official" as defined in Rule 206(4)-5(f)(6) until May 22, 2013.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from, and make presentations to, any government entity client described in Condition 1 regarding accounts already managed by the Adviser as of May 22, 2011. The Adviser will maintain a log of such interactions in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

3. The Contributor will receive a written notification of these conditions and will provide a quarterly certification of compliance until May 22, 2013. Copies of the certifications will be maintained by the Adviser in accordance with the retention requirements set forth in Rule 204-2(e) of the Act.

4. The Applicant will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate compliance with each requirement under this Order; and (b) documentation sufficient to enable the Adviser's chief compliance officer to assess compliance by the Adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

5. The Adviser's chief compliance officer will monitor the Adviser's compliance with the conditions of this Order and conduct testing sufficient to verify such compliance. Such monitoring and testing will address, *without limitation*: (a) the Adviser's and the Contributor's compliance with written policies and procedures concerning political contributions and pay-to-play arrangements; (b) compliance by the Adviser and the Contributor with each requirement under this Order; (c) compliance by the Adviser with its recordkeeping obligations under this Order; and (d) compliance by the Adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. The Adviser's chief compliance officer will document the frequency and results of such monitoring and testing, and the Adviser will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

By the Commission (Commissioners [________________]),

in a case of first impression.

Exhibit D

<u>Proposed Order of Exemption</u>

Davidson Kempner Capital Management LLC (the "Applicant") filed an application on October 15, 2012 pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to three government entities within the two-year period following a specified contribution to an official of such government entities by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to these three government entities as a result of the contribution identified in the application.

A notice of filing of the application was issued on [ ], 2012 (Investment Advisers Act Release No. [ ]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, IT IS ORDERED, pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, that the application for exemption from Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

By the Commission (Commissioners [________________]),

in a case of first impression.

WILMERHALE

James E. Anderson

+1 202 663 6180(t)
+1 202 663 6363(f)
james.anderson@wilmerhale.com

October 16, 2012

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Mail Room – for verification of receipt
Please then forward to: Sarah Buescher
Office of Investment Adviser Regulation
Division of Investment Management

Re: Application for an Exemptive Order under Section 206A of the Investment Advisers Act of 1940, and Rule 206(4)-5(e) thereunder, for Davidson Kempner Capital Management LLC

Ladies and Gentlemen:

Please find enclosed an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) thereunder, granting an exemption to Davidson Kempner Capital Management LLC from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder (the "Application").

In accordance with the requirements under Rule 0-4 of the Advisers Act, five (5) copies of the Application (including one set of originals) are enclosed for review by the staff of the Securities and Exchange Commission. The Application contains the authorization, verification and proposed notice required under Rules 0-4(c), (d) and (g) of the Advisers Act.

Please acknowledge receipt of the Application by returning a stamped copy of this letter in the enclosed self-addressed envelope.

If you have any questions or comments concerning the enclosed Application, please contact me as counsel to Davidson Kempner Capital Management LLC at (202) 663-6180 or my colleague, Gretchen Passe Roin at (617) 526-6787.

Sincerely,

James Anderson